SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                 SPX CORPORATION STOCK OWNERSHIP PLAN TRUST
                              (Name of Issuer)

                        Common Stock, $10 par value
                       (Title of Class of Securities)

                                784635 10 4
                               (CUSIP Number)

   Elizabeth E. Helwig, Assistant Vice President, Old Kent Bank and Trust Company, One Vandenberg Center, Grand Rapids, MI 49503 (616)771-5893
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 17, 1994
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement _____.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 784635 10 4               13D

__________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          SPX Corporation Stock Ownership Plan Trust
__________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a) ___


 (b) ___
___________________________________________________________________________
3    SEC USE ONLY
___________________________________________________________________________
4    SOURCE OF FUNDS*
          OO
___________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     ___
___________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Michigan
___________________________________________________________________________
               7    SOLE VOTING POWER
NUMBER OF
SHARES
___________________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY
EACH
___________________________________________________________________________
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON                   1,718,424 (1) (Includes shares as to
which
WITH                     beneficial ownership is disclaimed)

___________________________________________________________________________
               10   SHARED DISPOSITIVE POWER
___________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,718,424 (1) (Includes shares as to which beneficial ownership is disclaimed)
___________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES
   _____
___________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.3%
___________________________________________________________________________
14   TYPE OF REPORTING PERSON
          EP
___________________________________________________________________________



                                    -2-
(1) Under the terms of the instruments establishing the SPX Corporation Stock Ownership Plan and Trust, the Trustee's dispositive authority over the shares is subject to direction by the Committee appointed by SPX Corporation to administer the Plan, unless any such direction would cause the Trustee to violate its fiduciary duties. Accordingly, the Trust and the Trustee have little, if any, practical power to dispose of the shares that are the subject matter of this Statement. See Item 5.













































                                    -3-
                              SPX CORPORATION
                         STOCK OWNERSHIP PLAN TRUST
                      AMENDMENT NO. 1 TO SCHEDULE 13D

     The SPX Corporation Stock Ownership Plan Trust (the "Trust"), by Old Kent Bank and Trust Company, its Trustee (the "Trustee"), has filed this Amendment No. 1 to Schedule 13D for the purpose of providing complete and accurate public information. The Trust and the Trustee disclaim beneficial ownership of the subject shares and hereby expressly declare that the filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that either the Trust or the Trustee is, for the purpose of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement or required to file this Statement.

     This Amendment No. 1 is filed for the purpose of providing a periodic update of the information previously reported and to report the appointment of a successor trustee for the Trust. It should not be inferred from this amendment that there has been a material change in the information previously reported.

     Although this Amendment No. 1 is filed to update only that information required in response to Item 5 of Schedule 13D, the Schedule 13D, as amended, is restated in its entirety pursuant to Item 101(a)(2)(ii) of Regulation S-T. Previously filed paper exhibits are not refiled in electronic format as part of this filing.

Item 1.  Security and Issuer.

     The class of equity securities to which this Statement relates is the common stock, $10 par value per share (the "Common Stock") of SPX
Corporation, a Delaware corporation ("SPX" or the "Issuer"). The address of the principal executive offices of the Issuer is 100 Terrace Plaza, Muskegon, Michigan 49443.

Item 2.  Identity and Background.

     The person filing this Statement is the SPX Corporation Stock Ownership Plan Trust (the "Trust"), which was created in connection with the adoption of the SPX Corporation Stock Ownership Plan (the "Plan"), on June 29, 1989, effective June 1, 1989. The Trust is maintained under the SPX Corporation Stock Ownership Plan Trust Agreement dated June 29, 1989, between SPX Corporation and Old Kent Bank and Trust Company as Trustee ("Trustee"). The Plan and Trust have been organized under the laws of the State of Michigan.

     The principal business of the Plan and Trust is to provide benefits to qualified employees of SPX and their beneficiaries. The address of the Plan and Trust and its principal place of business is c/o Old Kent Bank and Trust Company, One Vandenberg Center, Grand Rapids, Michigan 49503. Old



                                    -4-
Kent Bank and Trust Company, a Michigan banking corporation, serves as Trustee of the Trust. The address of the Trustee is One Vandenberg Center, Grand Rapids, Michigan 49503.

     Neither the Trust nor the Trustee have been, during the last five years, convicted in a criminal proceeding, nor has either been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On June 29, 1989, the Trust purchased from SPX 1,746,725 shares of common stock, $10 par value (the "Common Stock"), for a purchase price of $28.625 per share. The actual number of shares will be adjusted based on the determination of the final purchase price as set forth in Section 1.3 of Article I of the Stock Purchase Agreement, which is attached as an exhibit to this Statement and is herein incorporated by reference. The aggregate purchase price for the Common Stock was $50,000,000. The purchase by the Trust was financed by the sale by the Trust of its $50,000,000 8.54% Guaranteed Senior ESOP Notes due 2004 (the "ESOP Notes") to qualified insurance company ESOP lenders.

     Thirty-five Million Dollars of the funds used by the Trust to purchase the Common Stock was obtained from The Prudential Insurance Company of America and Pruco Life Insurance Company, through the execution of a Note Purchase Agreement dated June 29, 1989, between those two entities, the Trust, and SPX, and two 8.54% Series A Guaranteed Senior ESOP Notes Due 2004 also dated June 29, 1989. The ESOP Note designated No. A-1, in the amount of $33,250,000, obligates the Trust to repay that amount, at an 8.54% annual interest rate, to the Prudential Insurance Company of America. The ESOP Note designated No. A-2, in the amount of $1,750,000, obligates the Trust to repay that amount, at an 8.54% annual interest rate, to the Pruco Life Insurance Company. The remaining $15,000,000 of the funds used by the Trust to purchase the Common Stock was obtained from the Massachusetts Mutual Life Insurance Company, through the execution of a Note Purchase Agreement dated June 29, 1989, between that company, the Trust, and SPX, and two 8.54% Series B Guaranteed Senior ESOP Notes Due 2004, payable by the Trust to Massachusetts Mutual Life Insurance Company in the respective amounts of $10,000,000 (ESOP Note No. B-1) and $5,000,000 (ESOP Note B-2).

     The Trust's obligations on the ESOP Notes will be met by employer contributions to the Plan made by SPX and from dividends paid on SPX Common Stock held by the Trust. SPX is the unconditional guarantor of the ESOP Notes, under the terms of each of the Note Purchase Agreements governing the terms of the ESOP Notes. Copies of the Note Purchase Agreements and




                                    -5-
the ESOP Notes are attached as exhibits to this statement and are herein incorporated by reference.

Item 4.  Purpose of Transaction.

     The purpose of the Plan and Trust in acquiring these securities of the Issuer is to provide benefits for qualified employees of SPX and their beneficiaries. The Plan creates a benefit for SPX employees that will build up over the term of the employees' employment with SPX. The shares of Common Stock purchased by the Trust are required to be distributed to qualified employees of SPX and their beneficiaries in accordance with Articles 5 through 7, pages 20 through 35, of the Plan, which is attached as an exhibit to this Statement and is here incorporated by reference.

     The purchase of the Common Stock by the Trust is part of a plan of restructuring approved by the Board of Directors of SPX on March 5, 1989, described in the Form 10-K Annual Report for SPX Corporation filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1988. SPX intends to use the proceeds from the sale of the Common Stock to the Trust to repurchase shares of the Company's Common Stock on the open market.

     The reporting person has no plan or proposal which relates to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the issuer or any of its subsidiaries. The reporting person has no plan or proposal which relates to or would result in: a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; or any other material change in the Issuer's business or corporate structure. The reporting person has no plan or proposal which relates to or would result in: changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of the Registered National Securities Association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     As of April 28, 1994, the Trust held 1,718,424 shares of Common Stock. The number of shares of Common Stock held by the Trust represents 12.3% of the total number of shares of Common Stock outstanding based on the 13,940,306 shares of Common Stock of SPX reported as outstanding as of



                                    -6-
March 15, 1994 by SPX in its Annual Report on Form 10-K for its fiscal year ended December 31, 1993.

     The Trustee is required to vote all shares of stock of the Issuer held by the Plan and Trust in accordance with directions received from participants in the Plan. Each Plan participant has the right to direct the Trustee as to the manner in which all SPX stock allocated to the participant's account shall be voted. In lieu of voting participants' fractional shares as instructed by the participants, the Trustee may vote the combined fractional shares of Common Stock to reflect to the extent possible the directions of participants with allocated fractional shares. All shares of allocated stock for which directions are not received, and all unallocated shares of SPX stock held by the Plan, are required to be voted in the same proportions in which the participants who directed the Trustee to vote directed the vote of their allocated shares. The method by which participants can direct the voting of shares is specified in Section
8.7 of the Plan, pages 12 through 45, and in Section 4.02 of the Trust, pages 6 through 7, which documents are attached as exhibits to this Statement and are herein incorporated by reference.

     The Trustee has sole and complete authority and responsibility for the investment, management, and control of the assets held by the Trust other than the Common Stock. With respect to the Common Stock, the Trustee can acquire, retain, and dispose of the Common Stock only pursuant to the directions of the Committee appointed by SPX to administer the Plan, to the extent such directions do not cause the Trustee to violate any fiduciary duty. For this reason, although the Trust is reporting for the purposes of this Statement that it has sole dispositive power over those shares, the Trust has as a practical matter little, if any, power to dispose of the shares. In the event of a tender offer for shares of SPX Common Stock, the Trustee has no power to dispose of stock held by the Plan and Trust, except to carry out the exclusive directions of Plan participants.

     During the 60 days preceding April 29, 1994, the Trustee did not effect any transaction in Common Stock. No other person is known to have the right to receive, the power to direct the receipt of dividends from, or the power to direct the proceeds from the sale of, such securities, other than the beneficiaries of the Plan.

     Old Kent Bank and Trust Company has been replaced by a successor trustee and will no longer serve as Trustee of the Trust. In connection with the appointment of the successor trustee, on February 17, 1994, the Trustee transferred 1,714,382 shares of Common Stock to the successor trustee. On that date, Old Kent Bank and Trust Company ceased to hold more than 5% of the total number of outstanding shares of Common Stock of SPX as Trustee of the Trust. The Trust, however, continues to hold 12.3% of the total number of outstanding shares of SPX Common Stock.




                                    -7-
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The reporting person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of SPX, other than the Plan, the Trust, the ESOP Notes, and the Note Purchase Agreements, attached to this Statement as exhibits and herein incorporated by reference.

Item 7.  Material to be Filed as Exhibits.

     The following documents are attached as Exhibits:

     Exhibit A - SPX Corporation Stock Ownership Plan.

     Exhibit B - SPX Corporation Stock Ownership Plan Trust Agreement.

     Exhibit C - Stock Purchase Agreement dated June 29, 1989, between SPX Corporation and Old Kent Bank and Trust Company as Trustee of the SPX Corporation Stock Ownership Trust.

     Exhibit D - Note Purchase Agreement dated June 29, 1989, between SPX Corporation, the SPX Corporation Stock Ownership Plan Trust, the Prudential Insurance Company of America, and Pruco Life
     Insurance Company.

     Exhibit E - Note Purchase Agreement dated June 29, 1989, between SPX Corporation, the SPX Corporation Stock Ownership Plan Trust, and Massachusetts Mutual Life Insurance Company.

     Exhibit F - SPX Corporation Stock Ownership Plan Trust of the SPX Corporation Stock Ownership Plan 8.54% Series A Guaranteed Senior ESOP Note Due 2004 No. A-1.

     Exhibit G - SPX Corporation Stock Ownership Plan Trust of the SPX Corporation Stock Ownership Plan 8.54% Series A Guaranteed Senior ESOP Note Due 2004 No. A-2.

     Exhibit H - SPX Corporation Stock Ownership Plan Trust of the SPX Corporation Stock Ownership 8.54% Series A Guaranteed Senior ESOP Note Due 2004 No. B-1.

     Exhibit I - SPX Corporation Stock Ownership Plan Trust of the SPX Corporation Stock Ownership Plan 8.54% Series A Guaranteed Senior ESOP Note Due 2004 No. B-2.







                                    -8-
                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                         SPX CORPORATION STOCK OWNERSHIP PLAN TRUST
                         By Old Kent Bank and Trust Company, Trustee



Dated: May 2, 1994            s/ Elizabeth E. Helwig
___________________________________________________
                              Elizabeth E. Helwig
                              Assistant Vice President









































                                         -9-